EXHIBIT 10.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the previously filed Registration Statements on Form S-8 (No 333-110696, 333-100971 and 333-11650) of B.O.S. Better Online Solutions Ltd. ("BOS") of our report dated March 22, 2004 (except for note 1e, for which the date is January 6, 2005), with respect to the consolidated financial statements of B.O.S. Better Online Solutions Ltd. included in this Annual Report on Form 20-F/A for the year ended December 31, 2003.


We also consent to the incorporation by reference to such Registration Statements of our report dated April 4, 2004 with respect to the consolidated financial statements of Surf-Communications Solutions Ltd. included in the abovementioned Annual Report of BOS.

                                                /S/ Kost Forer Gabbay & Kasierer

Tel Aviv, Israel                                Kost Forer Gabbay & Kasierer
February 28, 2005                               A Member of Ernst & Young Global